* AB 9/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

11023124

SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2011 WASH, D.C. 200

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68502

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/28/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIP AMERICA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

263 TRESSER BLVD.
(No. and Street)

STAMFORD	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Harpel 717 249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

757 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 29 2011 02 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/12

OATH OR AFFIRMATION

I, Brian Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIP AMERICA LLC, as of JUNE 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MONICA LOURO
NOTARY PUBLIC OF NEW JERSEY
I.D. # 2347941
My Commission Expires 8/4/2016

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIP AMERICA LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED June 30, 2011

WITH
INDEPENDENT AUDITORS' REPORT

RSSM

Rosen Seymour Shapss Martin & Company LLP
Certified Public Accountants & Profitability Consultants

1956 - 2006 · 50 Years · Growth · Vision · Solutions

SIP AMERICA LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED June 30, 2011

WITH
INDEPENDENT AUDITORS' REPORT

CONTENTS

For the Period September 28, 2010 to June 30, 2011

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

1956 - 2006 50 Years Growth • Vision • Solutions

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
SIP America LLC

We have audited the accompanying statement of financial condition of SIP America LLC as of June 30, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SIP America LLC as of June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
August 22, 2011

STATEMENT OF FINANCIAL CONDITION

June 30, 2011

Assets	
Cash	$ 89,365
Furniture and equipment – at cost, net of accumulated depreciation	11,873
Prepaid expenses and other assets	85,907
Total assets	$ 187,145
Liabilities and Member's Equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 64,818
Total liabilities	64,818
Member's equity	122,327
Total member's equity	122,327
Total liabilities and member's equity	$ 187,145

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission pursuant to Section 15a of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The registration became effective September 28, 2010. The Company is a wholly owned affiliate of SIP Nordic International AB LLC (the "Parent"). The Company is primarily engaged in the business of marketing structured investment products, mutual funds, and corporate debt to third party distributors. The securities products are primarily designed and issued by The Royal Bank of Scotland and/or its affiliate, although the Company may have relationships with other issuers. As part of its business, SIP America LLC provides training and education on the products to the distributors. The Company does not hold customer securities and therefore the Company is exempt from the provisions of SEC Rule 15-c3-3 under paragraph (k)(2)(i), and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System.

2. Significant Accounting Policies

Fee Income

Fee income is recognized when earned.

Furniture and Equipment

Furniture and equipment are stated at cost and are being depreciated over their useful lives, using the straight-line method. Major expenditures for furniture and equipment and those which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Income Taxes

The Company was organized as a limited liability company in 2009 and is included in the federal corporate tax returns filed by SIP Nordic International AB. Accordingly, no provisions for income taxes are required in these financial statements as the items of income or loss will be included in the tax returns of the Parent.

Although, as a limited liability company, the Company is not subject to federal, state, or local income taxes, the effects of an uncertain tax position, if any, may have an impact on the tax return of its Parent. Therefore, accounting principles generally accepted in the United States of America ("GAAP") require that any such effects be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. As of June 30, 2011 the Company has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statements.

The Parent's income tax returns for the years 2009 and 2010 are subject to examination by federal, state and local income tax authorities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Furniture and Equipment

Furniture and equipment, net include the following:

	Life – Years	
Furniture and equipment	2	$ 15,817
Less accumulated depreciation/amortization		3,944
Net furniture and equipment		$ 11,873

4. Commitments and Contingencies

Operating Leases

The Company is obligated under two operating leases for office space. The leases expire on November 30, 2011 and June 30, 2012 and require monthly payments of $1,552 and $4,569, respectively.

5. Concentrations of Credit Risk

The Company maintains its cash in a bank deposit account which, at times may exceed federal insured limits; however, the Company believes that its risk of loss is negligible. At June 30, 2011, no deposits in the account exceeded the federally insured limit.

6. Subsequent Events

The Company has evaluated its subsequent events through August 22, 2011, the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring disclosure.